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MAR 01 2018
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-201~~

8-00201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Cantor Fitzgerald & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay — 212-294-7849
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).

RMS DM

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to Cantor Fitzgerald & Co. (the "Partnership"), as of December 31, 2017, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report ** contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Partners' Capital.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of Customer Accounts Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3
- ☐ Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act
- ☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- ☐ Computation of CFTC Minimum Net Capital Requirement
- ☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts
- ☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cantor Fitzgerald & Co.

Statement of Financial Condition

December 31, 2017

(In Thousands)

Assets				
Cash and cash equivalents			$	283,060
Cash and securities segregated under federal and other regulations				387,174
Collateralized agreements:				
Securities purchased under agreements to resell	$	8,448,157		
Securities borrowed		780,880		
				9,229,037
Financial instruments owned (includes $2,142,869 pledged as collateral)				2,285,286
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers				451,945
Receivables from related parties				10,131
Fixed assets, net				4,383
Other assets				15,266
Total assets			$	12,666,282
Liabilities, Subordinated Borrowings and Partners' Capital				
Financial instruments sold, not yet purchased			$	943,342
Collateralized financings:				
Securities sold under agreements to repurchase	$	10,000,316		
Securities loaned		398,790		
				10,399,106
Payables to broker-dealers, clearing organizations, customers and related broker-dealers				678,021
Accrued compensation				51,262
Accounts payable and accrued liabilities				22,607
Payables to related parties				10,353
Total liabilities				12,104,691
Commitments and contingencies (Note 6)				
Subordinated borrowings				205,000
Partners' capital:				
General partner				353,025
Limited partner				3,566
Total partners' capital				356,591
Total liabilities, subordinated borrowings and partners' capital			$	12,666,282

See notes to statement of financial condition

1. General and Summary of Significant Accounting Policies

Description of Business – Cantor Fitzgerald & Co. (the "Partnership") is organized under the laws of the State of New York. The Partnership is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"); principally trading in equity, exchange-traded funds, corporate, government, mortgage backed and municipal securities, and financial futures. In addition, the Partnership is in the business of clearing for correspondent customers. The Partnership is a primary dealer in U.S. government securities. The Partnership is owned by Cantor Fitzgerald Securities ("CFS") (94%), the managing general partner, a majority owned subsidiary of Cantor Fitzgerald, L.P ("CFLP" and together with its subsidiaries, "Cantor") as well as CFLP CF&Co. I Holdings, L.P. (1%), the limited partner, and wholly owned subsidiary of CFLP and CFGM CF&Co Holdings, LLC, LLC (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through principal transactions from brokerage services, commissions, fees from investment banking and advisory services, and interest.

Principal Transactions, Net – Principal transaction revenues are derived primarily from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Certain trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer's execution needs for transactions initiated by such customers. Revenues earned from principal transactions represent the spread between the buy and sell price of the security, commodity or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of principal transactions are marked to market on a daily basis.

1. General and Summary of Significant Accounting Policies (continued)

Commissions – Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and related expenses are recognized on a trade date basis.

Investment Banking and Advisory Services, Net – Investment banking and advisory services includes underwriting revenues, fees for controlled equity offerings, and merger and acquisition advisory services, which are accrued when services for the transactions are complete. Transaction related expenses are recognized when incurred.

Interest Income and Expense – The Partnership recognizes contractual interest on Financial instruments owned and Financial instruments sold, not yet purchased, on an accrual basis as a component of Interest income and expense. The Partnership accounts for short-term and long-term borrowings on an accrual basis with related interest recorded as Interest expense. In addition, the Partnership recognizes interest income related to Securities borrowed and Securities purchased under agreements to resell and interest expense related to the Securities loaned and Securities sold under agreements to repurchase on an accrual basis as a component of Interest income and expense.

Other Revenues – Other revenues consist primarily of prime brokerage services, which includes clearing and settling trades as well as providing custodial services.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers or dealers under the Commodity Exchange Act and Securities Exchange Act of 1934.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased – Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes. Financial instruments owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Partnership's statement of financial condition. Financial instrument transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

1. General and Summary of Significant Accounting Policies (continued)

Fair Value – U.S. GAAP defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires certain disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Partnership separates Financial instruments owned and Financial instruments sold, not yet purchased into two categories: cash instruments and derivative contracts.

- Cash Instruments – Cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government securities and equities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Partnership does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price. The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include certain U.S. government securities, agency securities, corporate bonds and municipal obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

1. General and Summary of Significant Accounting Policies (continued)

- Derivative Contracts – Derivative contracts can be exchange–traded or OTC. Exchange–traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Partnership generally values exchange–traded derivatives using the closing price from the exchange. OTC derivatives typically fall within Level 2 of the fair value hierarchy. The Partnership generally values OTC derivatives using market transactions and other market evidence whenever possible, including market–based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as generic options, certain futures and To Be Announced agency mortgage backed securities ("TBAs"), model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

  Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Collateralized Agreements and Financings – Collateralized agreements are securities purchased under agreements to resell ("reverse repurchase agreements") and securities borrowed. Collateralized financings are securities sold under the agreement to repurchase ("repurchase agreements") and securities loaned. The Partnership enters into these transactions to obtain financing, satisfy cash and securities segregated deposit requirements, and cover short sales.

- Reverse repurchase and Repurchase agreements – Reverse repurchase and Repurchase agreements are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership nets certain reverse repurchase agreements and repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under reverse repurchased agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

1. General and Summary of Significant Accounting Policies (continued)

- Securities borrowed and loaned transactions – Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Partnership to deposit cash with the lender. Fees received or paid in connection with these activities are recorded as Interest income or Interest expense, respectively, and are recognized over the life of the transaction. The Partnership monitors the market value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers primarily represent principal transactions which have not yet settled. Also included in Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers is cash deposited with various clearing organizations to conduct ongoing clearance activities, and commissions receivable. Payables to customers also include amounts due on customer margin deposits and free credit balances.

Fixed Assets, Net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight–line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with U.S. GAAP guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight–line basis.

Income Taxes – Income taxes are accounted for under U.S. GAAP guidance, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP guidance, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

1. General and Summary of Significant Accounting Policies (continued)

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

Compensation Arrangements – CFLP provides awards to certain employees of the Partnership in the form of grant units. Grant units entitle the employees to participate in quarterly distributions of Cantor's income and to receive certain post-termination payments. Grant units are accounted for under U.S. GAAP guidance, which requires that the Partnership record an expense for distributions and for the change in value of the post-termination liability for such awards at each reporting period.

Recent Accounting Pronouncements

In August 2017, the FASB issued ASU No. 2017-12, *Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities*. The guidance intends to better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, the amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the statement of financial condition. The new standard will become effective for the Partnership on January 1, 2019, with early adoption permitted, and will be applied on a prospective basis and modified retrospective basis. Management is currently evaluating the impact of the new guidance on the Partnership's statement of financial condition.

2. Fair Value Measurement

The Partnership's Financial instruments owned and Financial instruments sold, not yet purchased consisted of the following (in thousands):

	Financial instruments owned	Financial instruments sold, not yet purchased
As of December 31, 2017		
Agency mortgage backed securities	$ 1,087,951	$ 928
U.S. government agencies and other obligations	485,097	62,703
U.S. government treasuries	316,490	720,644
Corporate bonds	207,793	76,028
Equities	154,025	82,426
Municipal bonds	33,061	72
Options	869	113
Futures	–	428
Total	$ 2,285,286	$ 943,342

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under U.S. GAAP guidance at December 31, 2017 (in thousands):

	Assets at fair value at December 31, 2017			
Description	**Quoted prices in active markets for identical assets (Level 1)**	**Significant observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Fair value**
Financial instruments owned:				
Agency mortgage backed securities	$ –	$ 1,087,951	$ –	$ 1,087,951
U.S. government agencies and other obligations	–	485,097	–	485,097
U.S. government treasuries	316,490	–	–	316,490
Corporate bonds	–	207,793	–	207,793
Equities	144,023	10,002	–	154,025
Municipal bonds	–	33,061	–	33,061
Options	869	–	–	869
Total	$ 461,382	$ 1,823,904	$ –	$ 2,285,286

2. Fair Value Measurement (continued)

	Liabilities at fair value at December 31, 2017			
Description	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial instruments sold, not yet purchased:				
U.S. government treasuries	$ 720,644	$ –	$ –	$ 720,644
Equities	79,774	2,652	–	82,426
Corporate bonds	–	76,028	–	76,028
U.S. government agencies and other obligations	–	62,703	–	62,703
Agency mortgage backed securities	–	928	–	928
Futures	–	428	–	428
Options	113	–	–	113
Municipal bonds	–	72	–	72
Total	$ 800,531	$ 142,811	$ –	$ 943,342

Derivative Contracts – The Partnership does not designate any derivative contracts as hedges for accounting purposes. U.S. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net–by–counterparty basis where a legal right to offset exists under an enforceable netting agreement. The derivative contracts are recorded as part of Financial instruments owned and Financial instruments sold, not yet purchased in the Partnership's statement of financial condition as follows (in thousands):

	As of December 31, 2017		
Description	Notional Amount	Assets	Liabilities
TBAs(1)	$ 13,023,997	$ 403	$ 921
Options	114,137	869	113
Futures	3,747,263	–	428

1 The fair value of TBA's is included in Agency mortgage backed securities in the Financial instruments owned and Financial instruments sold, not yet purchased tables above and the fair value hierarchy tables above.

3. Receivables from and Payables to Broker–Dealers, Clearing Organizations, Customers and Related Broker–Dealers

Receivables from and Payables to broker–dealers and clearing organizations primarily represent amounts due on undelivered mortgage backed securities, government securities, equities and corporate bonds, cash on deposit with clearing organizations and receivables from clearing brokers.

At December 31, 2017, Receivables from and Payables to broker–dealers, clearing organizations, customers and related broker–dealers included in the following (in thousands):

As of December 31, 2017	Receivables	Payables
Customers	$ 148,713	$ 451,386
Contract values of fails to deliver/receive	139,494	81,076
Clearing brokers and clearing organizations	124,735	95,987
Other receivables/payables from broker–dealers and related broker–dealers	37,576	46,493
Accrued commissions receivable, net	1,427	–
Pending trades, net	–	3,079
Total	$ 451,945	$ 678,021

As of December 31, 2017, the Partnership had payables to affiliated broker-dealers of $6.7 million (see Note 7 Related Party Transactions, for additional information related to these payables).

Receivables from and Payables to customers primarily represent open fails to deliver and fails to receive transactions, respectively. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2017 have subsequently settled at the contracted amounts.

Receivables from and Payables to customers also include amounts due on cash transactions.

4. Securities Financing Transactions

The following tables show the gross and net contract amounts of recognized assets and liabilities at December 31, 2017 (in thousands):

	As of December 31, 2017			
	Assets		Liabilities	
	Securities purchased under agreements to resell	Securities borrowed	Securities sold under agreements to repurchase	Securities loaned
Gross amount	$ 14,466,034	$ 1,949,705	$ 17,187,018	$ 398,790
Less: gross amount offsets	6,017,877	1,168,825	7,186,702	–
Net amount presented in the Partnership's statement of financial condition	8,448,157	780,880	10,000,316	398,790
Less: amount not offset in the Partnership's statement of financial condition				
Collateral[1]	8,448,157	780,880	10,000,316	398,790
Net amount	$ –	$ –	$ –	$ –

[1] Represents amounts which are not permitted to be offset on the Partnership's statement of financial condition in accordance with ASC 210-20 but which provide the Partnership with the right of offset in the event of default.

As of December 31, 2017, the Partnership had securities borrowed transactions of $202.3 million with an affiliate.

The following table shows the net contract amounts of repurchase agreements and securities loaned by maturity date (in thousands).

	As of December 31, 2017	
	Securities sold under agreements to repurchase	Securities loaned
No stated maturity and overnight	$ 940,524	$ 398,790
2 – 30 days	8,810,202	–
31 – 90 days	249,590	–
91 – 1 year	–	–
Total	$ 10,000,316	$ 398,790

4. Securities Financing Transactions (continued)

At December 31, 2017, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker–dealers in connection with both reverse repurchase agreements and securities borrowed. As of December 31, 2017, the gross fair value and the net fair value of such collateral were $18.6 billion and $11.5 billion, respectively. In conjunction with the Partnership's securities financing activities, collateral with a gross fair value of $19.6 billion and a net fair value of $12.4 billion was loaned to counterparties. Additionally, a portion of collateral received is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2017, collateral of $0.8 billion had been delivered against securities sold short or repledged by the Partnership.

5. Fixed Assets, Net

Fixed assets, net consisted of the following (in thousands):

	December 31, 2017
Leasehold improvements and other fixed assets	$ 9,859
Computer and communication equipment	2,887
Software, including software development costs	1,941
	14,687
Less: accumulated depreciation and amortization	10,304
Fixed assets, net	$ 4,383

The carrying value of the capitalized software development costs amounted to $1.6 million as of December 31, 2017.

6. Commitments, Contingencies and Guarantees

Leases – The Partnership is obligated for minimum rental payments under various non–cancellable leases, principally for office space, expiring at various dates through 2025. As of December 31, 2017, the minimum lease payments under these arrangements were as follows (in thousands):

6. Commitments, Contingencies and Guarantees (continued)

	Minimum Lease Payments
Years Ending December 31,	
2018	$ 2,996
2019	2,785
2020	1,823
2021	1,404
2022	952
2023 and thereafter	645
Total	$ 10,605

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

Guarantees – The Partnership is a member of various securities clearing organizations and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing organizations or exchange, all other members would be required to meet the shortfall.

In addition, the Partnership has entered into non-financial guarantees on behalf of BGC Partners, Inc. ("BGCP"), a subsidiary of Cantor, for various U.S. and non-U.S. based brokers engaging in interest rate swap transactions with U.S.-based counterparties for regulatory purposes. BGCP is required to indemnify the Partnership for any amounts paid on their behalf pursuant to this arrangement. The Partnership's liability under these arrangements is not quantifiable. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

Legal Matters - In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self–regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

Employment and Competitor-Related Litigation – From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment

6. Commitments, Contingencies and Guarantees (continued)

and other matters. In light of the competitive nature of the brokerage industry, litigation, claims, and arbitration between competitors regarding employee hiring are not uncommon.

The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership's statement of financial condition.

Risks and Uncertainties – The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Financing – The Partnership has a commitment to provide a subordinated revolving line of credit of up to $5.0 million to an affiliate. At December 31, 2017, there was an outstanding balance of $5.0 million, which is included in Receivables from related parties in the Partnership's statement of financial condition. The scheduled maturity date on the borrowing is July 12, 2020.

At December 31, 2017, in connection with its financing activities, the Partnership had commitments to enter into or extend resale agreements. At December 31, 2017, there were $3.9 billion in repurchase commitments, $1.3 billion of which were entered into with an affiliate. At December 31, 2017 there were $0.7 billion in resale commitments, $0.2 billion of which were entered into with an affiliate.

Other Contingencies – Under ASC 450, *Contingencies,* the Partnership is required to accrue an estimated loss from a contingency if it is both probable that an asset had been impaired or liability incurred at the date of the statement of financial condition and an amount of loss can be reasonable estimated. For years 2011–2015, it is probable that penalties could be assessed with respect to filing of certain required non-income tax related forms with the U.S. taxing authority.

7. Related Party Transactions

The Partnership's Receivables from and Payables to related parties represent uncollateralized advances and amounts for support services provided.

The Partnership provided investment banking services and clearing and settlement services for a fee, under contractual agreements, to affiliates.

The Partnership provided services to affiliates for the sale of Real Estate Investment Trusts and Delaware Statutory Trusts.

7. Related Party Transactions (continued)

The Partnership has a commitment to provide a subordinated revolving line of credit to an affiliate and also has entered into guarantees on behalf of BGCP. See Note 6 Commitments, Contingencies, and Guarantees for further detail related to these transactions.

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. Under an Amended and Restated Joint Services Agreement between the Partnership and BGCP, BGCP provides network, data center, server administration support, and other technology services to the Partnership. BGCP charges the Partnership for these services commensurate with the cost of providing these services.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive forgivable loans.

8. Grant Units

CFLP provides grant units to certain employees of the Partnership that entitle the employees to participate in quarterly distributions of Cantor's income and to receive post–termination payments equal to the notional value of the grant generally in four equal yearly installments after the employee's termination provided that the employee has not engaged in any competitive activity with the Partnership or its affiliates prior to the date each payment is due. Typically, the grant units vest during the period of requisite service up to four years. Under U.S. GAAP guidance the grant units are re–measured at the end of every reporting period, and accordingly, any changes in the fair value of such post–termination payments are allocated to the Partnership. At December 31, 2017 the related grant liability is recorded on CFLP.

9. Regulatory Requirements

As a registered broker–dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3–1"). The Partnership has elected to compute its net capital using the alternative method, which requires the Partnership to maintain minimum net capital equal to the greater of $1.5 million, or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3–3") customer reserve computation, plus excess margin collected on resale agreements, as defined. As a registered FCM, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of customer and non–customer risk maintenance margin requirement, or $1.0 million. At December 31, 2017, the Partnership had net capital, as defined, of $372.6 million, which was $366.4 million in excess of its required net capital.

9. Regulatory Requirements (continued)

The Partnership is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3–3. As of December 31, 2017 the Partnership segregated qualified securities with a value of $247.6 million into a special reserve account in addition to $115.1 million in cash and money markets for the exclusive benefit of customers, which is included in Cash and securities segregated under federal and other regulations in the Partnership's statement of financial condition.

The Partnership is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ("PAB") pursuant to Rule 15c3–3. As of December 31, 2017 the Partnership segregated qualified securities with a value of $19.0 million into a special reserve account for the exclusive benefit of PAB customers.

As an FCM, the Partnership is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2017 assets segregated, secured and held in separate accounts totaled $5.0 million, all of which was cash and exceeded requirements by $5.0 million.

10. Financial Instruments and Off–Balance Sheet Risk

Trading Activities – The Partnership's trading activities include providing securities brokerage services to institutional clients and other broker-dealers. To facilitate customer transactions, the Partnership will take principal positions in financial instruments, such as equities, corporate obligations, government and mortgage backed securities, options and warrants.

Market Risk – Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other factors will result in losses for a specified position. In order to facilitate customer transactions, the Partnership enters into transactions to purchase long inventory securities and sell securities not yet purchased, which are recorded as assets and liabilities in the Partnership's statement of financial condition. The Partnership is exposed to the risk that potential market price changes may cause the ultimate asset or liability for such commitments to differ from the amount recognized in the Partnership's statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars, and caps. However, the Partnership may, from time to time, enter into foreign exchange forwards, TBAs and futures contracts to facilitate customer transactions and provide an economic hedge for the Partnership's trading inventory against interest and foreign currency fluctuations. The Partnership also enters into option contracts to facilitate customer transactions and to hedge against adverse market fluctuations of equity investments.

Counterparty Credit Risk – Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the

10. Financial Instruments and Off–Balance Sheet Risk (continued)

Partnership incurring losses. As a securities broker–dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non–performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non–performance by counterparties. The Partnership has a policy of periodically reviewing the creditworthiness of each counterparty with which it conducts business.

Customer Activities – The Partnership's customer activities include the execution, settlement, custody, and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to risk in the event a customer is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

11. Collateralized Borrowings

The Partnership has a $150.0 million committed, secured bank facility that permits the Partnership to finance a broad array of U.S. fixed income and equity securities. The facility is structured as a 364 day senior secured revolving credit facility involving two banks. The borrowings are guaranteed by CFLP. The facility is used on a periodic basis to finance inventory. The facility is set to mature on May 2, 2018. There were no borrowings outstanding under the facility at December 31, 2017. The interest rate on this facility is one month LIBOR plus 125 basis points.

12. Subordinated Borrowings

During June 2011, the Partnership entered into two subordinated borrowing agreements with CFLP and CFS in the amounts of $1.3 million and $128.7 million, respectively. The rate of interest on both borrowings is three month LIBOR plus 600 basis points, maturing June 15, 2019.

During December 2013, the Partnership entered into an additional subordinated borrowing agreement with CFLP in the amount of $75.0 million. The rate of interest on the borrowing is three month LIBOR plus 600 basis points, maturing December 31, 2019.

These borrowings are subordinated to the claims of general creditors, approved by FINRA and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

13. Income Taxes

As of December 31, 2017, the Partnership had net deferred tax assets of $ 2,606, which consists primarily of book-tax differences related to grant units and depreciation. The Partnership had an effective tax rate of 4.28%, which is different from the NYC UBT statutory rate of 4.0% due primarily to certain discrete tax adjustments related to deferred taxes recorded in the period partially offset by business income allocated outside of NYC.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there were no material tax liabilities as of December 31, 2017. As of December 31, 2017, the Partnership did not accrue any interest or penalties. The Partnership is presently under UBT examination for the 2006 through 2010 years. The Partnership is presently not under examination by the United States federal authorities and is no longer subject to examination by US federal and state and local authorities for the years prior to 2014 and 2011, respectively.

14. Subsequent Events

On February 20, 2018, the Partnership received a capital contribution of $158.0 million from Cantor.

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.